UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Dyax Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
26746E103 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 02109 (617) 557-9722 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 13, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 26746E103

1.	Names of Reporting Persons. Francis H. Kelly I.R.S. Identification No. 092366296

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,509,850

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,509,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,509,850

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.25%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 26746E103

1.	Names of Reporting Persons. Margrit A. Kelly I.R.S. Identification No. 060381604

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,509,850

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,509,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,509,850

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.25%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock, Dyax Corp., 300 Technology Square, Cambridge, MA 02139

Item 2. Identity and Background.

(a)	Name: Francis H. Kelly and Margit A. Kelly

(b)	Residence or business address: Voltastrasse 1 8044 Zurich Switzerland

(c)	Present Principal Occupation or Employment: Francis H. Kelly is retired and Margrit A. Kelly is a housewife

(d)	Criminal Conviction: No such conviction for either Mr. Kelly or Mrs. Kelly

(e)	Court or Administrative Proceedings: Neither is a party to any such proceeding

(f)	Citizenship: Mr. Kelly is British and Mrs. Kelly is Swiss

Item 3. Source and Amount of Funds or Other Consideration:

                   The aggregate purchase price of 1,509,850 shares beneficially owned by Mr. and Mrs. Kelly was $6,154,359.00, inclusive of brokerage commissions. Personal funds were used for all such purchases.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  From time to time, Mr. Kelly and/or Mrs. Kelly has acquired shares of common stock in the ordinary course of business for investment purposes. Neither Mr. Kelly nor Mrs. Kelly has any plans or proposals as descibed in (a) - (j) of the instructions to Item 4.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

         Each of Mr. and Mrs. Kelly is the beneficial owner of 1,509,850 shares of common stock, which represents 6.25% of the 24,166,382 shares outstanding, based on the Prospectus Supplement dated March 14, 2003, which is the most recent filing with the Securities and Exchange Commission currently available. As described more fully in response to Item 5, Paragraph (b), Mr. Kelly owns 1,000 shares in his individual name, Mrs. Kelly owns 537,300 shares in her individual name, and the two own 971,550 shares in joint name. As husband and wife, each is the beneficial owner of the other's individual shares.

(b)

         1. Mr. Kelly has sole voting and dispositive power over 1,000 shares of common stock.

         2. Mr. Kelly shares voting and dispositive power over 971,550 shares of common stock owned jointly with his wife, Margit A. Kelly.

         3. Mrs. Kelly has sole voting and dispositive power over 537,300 shares of common stock owned indivudually by her.

         4. Mrs. Kelly shares voting and dispositive power over 971,550 shares of common stock owned jointly with her husband, Francis H. Kelly.

         See Item 2 for identity and background information with respect to each of Mr. and Mrs. Kelly; No other person or entity shares voting or dispositive power with either reporting person.

(c)	All listed transactions were effected by Mr. Kelly.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
January 30, 2003 March 13, 2003 March 17, 2003	21,600 900,000 25,000	$1.89 $1.86 $1.80

(d) No other person is known to have such a right or power.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no such contracts, arrangements, understandings or relationships.
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Item 7. Material to be Filed as Exhibits. There are no relevant materials to be filed herewith.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2003
Francis H. Kelly
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney in Fact for Francis H. Kelly

Margrit A. Kelly
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney in Fact for Margrit A. Kelly

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LIMITED DURABLE POWER OF ATTORNEY

            I, Francis H. Kelly of Voltastrasse 1, 8044 Zurich, Switzerland appoint each of Frederic J. Marx of Boston, Massachusetts and Dennis R. Delaney of Harvard, Massachusetts as my true and lawful Attorney with authority to prepare, execute on my behalf and file with the appropriate persons, including the Securities and Exchange Commission, any and all reports required to be filed by me under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, including without limitation Form ID, Schedule 13D, Form 3, Form 4 and Form 5, upon such terms and in such manner as my Attorney may determine.

            I authorize my Attorney to appoint one or more additional Attorneys and to substitute one or more Attorneys for any of them for any or all of the aforesaid purposes and to revoke any such appointment or substitution.

            The terms "Attorney" and "Attorneys" shall mean any one or more of the persons from time to time acting pursuant to this power of attorney.  If there is more than one Attorney hereunder, any authority granted to my Attorneys may be exercised by any one of them acting individually.

            This power of attorney and the authority granted to my Attorneys herein shall not be affected by my subsequent disability or incapacity.  Authority hereunder shall continue until revoked and until notice of such revocation is received by my Attorneys.

Any third person may rely on a photocopy of a signed original of this power of attorney if such photocopy is certified by my Attorneys as a true copy of the original.

IN WITNESS WHEREOF I have hereunto set my hand and seal this 19th day of March, 2003.

/s/ Francis H. Kelly
Francis H. Kelly
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LIMITED DURABLE POWER OF ATTORNEY

            I, Margrit A. Kelly of Voltastrasse 1, 8044 Zurich, Switzerland appoint each of Frederic J. Marx of Boston, Massachusetts and Dennis R. Delaney of Harvard, Massachusetts as my true and lawful Attorney with authority to prepare, execute on my behalf and file with the appropriate persons, including the Securities and Exchange Commission, any and all reports required to be filed by me under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, including without limitation Form ID, Schedule 13D, Form 3, Form 4 and Form 5, upon such terms and in such manner as my Attorney may determine.

            I authorize my Attorney to appoint one or more additional Attorneys and to substitute one or more Attorneys for any of them for any or all of the aforesaid purposes and to revoke any such appointment or substitution.

            The terms "Attorney" and "Attorneys" shall mean any one or more of the persons from time to time acting pursuant to this power of attorney.  If there is more than one Attorney hereunder, any authority granted to my Attorneys may be exercised by any one of them acting individually.

            This power of attorney and the authority granted to my Attorneys herein shall not be affected by my subsequent disability or incapacity.  Authority hereunder shall continue until revoked and until notice of such revocation is received by my Attorneys.

Any third person may rely on a photocopy of a signed original of this power of attorney if such photocopy is certified by my Attorneys as a true copy of the original.

IN WITNESS WHEREOF I have hereunto set my hand and seal this 19th day of March, 2003.

/s/ Margrit A. Kelly
Margrit A. Kelly
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